# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: X4 PHARMACEUTICALS, INC., CIK 0001501697
CUSIP: 98420X202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts (MA), 02134
Date of event which requires filing of this statement: 08/11/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001687968
Persons authorized to receive notices and communications: Bain Capital Life Sciences Inv, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Life Sciences Fund, L.P. (CIK 0001687968): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,436,526; sole dispositive power 0; shared dispositive power 2,436,526; aggregate amount beneficially owned 2,436,526 (9.99% of the class)
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,436,526; sole dispositive power 0; shared dispositive power 2,436,526; aggregate amount beneficially owned 2,436,526 (9.99% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,436,526; sole dispositive power 0; shared dispositive power 2,436,526; aggregate amount beneficially owned 2,436,526 (9.99% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,436,526; sole dispositive power 0; shared dispositive power 2,436,526; aggregate amount beneficially owned 2,436,526 (9.99% of the class)
- BCLS I Investco, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,436,526; sole dispositive power 0; shared dispositive power 2,436,526; aggregate amount beneficially owned 2,436,526 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: X4 PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts (MA), 02134

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund I"), Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund II"), BCIP Life Sciences Associates, LP, a Delaware limited partnership ("BCIPLS"), BCLS II Investco, LP, a Delaware limited partnership ("BCLS II Investco"), and BCLS I Investco, LP, a Delaware limited partnership ("BCLS I Investco" and, together with BCLS Fund I, BCLS Fund II, BCIPLS and BCLS II Investco, the "Reporting Persons").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is (i) the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership ("BCLSP"), which is the general partner of BCLS Fund I and (ii) the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company ("BCLSI II"), which is the general partner of BCLS Fund II.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston"), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS II Investco (GP), LLC, a Delaware limited liability company ("BCLS II Investco GP"), whose manager is BCLS Fund II, is the general partner of BCLS II Investco.

BCLS I Investco GP, LLC, a Delaware limited liability company ("BCLS I Investco GP" and, together with the Reporting Persons, BCLSI, BCLSP, BCLSI II, Boylston and BCLS II Investco GP, the "Bain Capital Life Sciences Entities"), whose manager is BCLS Fund I, is the general partner of BCLS I Investco.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 13, 2025, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Residence or business address: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Present principal occupation or employment: Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities.
Criminal convictions in the last five years: During the last five years, none of the Bain Capital Life Sciences Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Bain Capital Life Sciences Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) hereof.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 11, 2025, the Issuer entered into a Securities Purchase Agreement (the "August 2025 Purchase Agreement") with certain investors identified therein, including BCLS II Investco (collectively, the "Investors"), pursuant to which the Investors purchased from the Issuer an aggregate of 11,040,776 shares of Common Stock, at a purchase price of $1.42 per share, and pre-funded warrants to purchase an aggregate of 31,234,731 shares of Common Stock, at a purchase price of $1.419 per pre-funded warrant (the "August 2025 Financing"). The August 2025 Financing closed on August 13, 2025. In the August 2025 Financing, BCLS II Investo purchased a pre-funded warrant exercisable for 7,047,216 shares of Common Stock for a purchase price of $9,999,999.50. BCLS II Investco used its own working capital to acquire the securities.

References to and the description of the August 2025 Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the August 2025 Purchase Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction: Concurrent with the August 2025 Financing, the Issuer's board of directors (the "Board") approved (i) the termination of each of the Chief Executive Officer and Chief Financial Officer of the Company and (ii) the appointment of an Executive Chairman, a new Chief Financial Officer and a new President of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, (i) BCLS Fund I directly holds 18,898 shares of Common Stock and a pre-funded warrant exercisable for up to 18,898 shares of Common Stock; (ii) BCLS Fund II directly holds 44,409 shares of Common Stock and pre-funded warrants exercisable for up to 20,056 shares of Common Stock; (iii) BCIPLS directly holds 7,343 shares of Common Stock and pre-funded warrants exercisable for up to 4,376 shares of Common Stock; (iv) BCLS II Investco directly holds 309,002 shares of Common Stock, pre-funded warrants to purchase up to 7,290,677 shares of Common Stock, a Warrant (as defined below) exercisable for up to 214,956 shares of Common Stock and a Classs C Warrant (as defined below) exercisable for up to 68,818 shares of Common Stock; and (v) BCLS I Investco directly holds 116,339 shares of Common Stock, pre-funded warrants exercisable for up to 62,952 shares of Common Stock, a Warrant exercisable for up to 89,633 shares of Common Stock and a Class C Warrant exercisable for up to 28,696 shares of Common Stock.

As a result of the Beneficial Ownership Blockers (as defined below), the Reporting Persons are precluded from (i) exercising the Warrants or pre-funded warrants into shares of Common Stock to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer and (ii) exercising the Class C Warrants into shares of Common Stock to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 4.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 2,436,526 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 11,408,357 shares of Common Stock issued and outstanding as of August 4, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 8, 2025; (ii) 11,040,776 shares of Common Stock issued by the Issuer in the August 2025 Financing; and (iii) 1,940,535 shares of Common Stock issuable upon the exercise of Warrants, Class C Warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: See Item 3 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pre-Funded Warrants

References to and the description of the pre-funded warrants set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the form of pre-funded warrant, which is attached hereto as Exhibit C and incorporated by reference herein.

Exercisability. Each pre-funded warrant held by the Reporting Persons is exercisable at any time after its original issuance.

Exercise Blocker. Exercise of each pre-funded warrant is prohibited if, as a result of such exercise, the holder, together with its affiliates and other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Act, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Pre-Funded Warrant Exercise Blocker").

Exercise Price. The Reporting Persons hold pre-funded warrants exercisable for up to (i) 7,047,216 shares of Common Stock with an exercise price of $0.001 per share; (ii) 255,589 shares of Common Stock with an exercise price of $0.03 per share; and (iii) 94,154 shares of Common Stock with an exercise price of $0.30 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations or reclassifications affecting the Common Stock.

Fundamental Transaction. If a Fundamental Transaction (as defined in the pre-funded warrant) occurs while a pre-funded warrant is outstanding, then upon any subsequent exercise of the pre-funded warrant, the holder thereof has the right to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the pre-funded warrant (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the pre-funded warrant or by virtue of the holder's ownership of Common Stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the pre-funded warrant.

Warrant

References to and the description of the Warrant (the "Warrant") set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the form of Warrant, which is attached hereto as Exhibit D and incorporated by reference herein.

Exercisability. The Warrant is exercisable at any time after its original issuance and will expire on July 6, 2027.

Exercise Blocker. Exercise of the Warrant is prohibited if, as a result of such exercise, the holder, together with its affiliates and other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Act, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Warrant Exercise Blocker").

Exercise Price. The Warrant has an exercise price equal to $32.85 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations or reclassifications affecting the Common Stock.

Fundamental Transaction. If a Fundamental Transaction (as defined in the Warrant) occurs while a Warrant is outstanding, then upon any subsequent exercise of the Warrant, the holder thereof has the right to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the Warrant (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the Warrant or by virture of the holder's ownership of Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Warrant.

Class C Warrant

References to and descriptions of the Class C Warrant (the "Class C Warrant") set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the form of Class C Warrant, which is attached hereto as Exhibit E and incorporated by reference herein.

Exercisability. The Class C Warrant is exercisable at any time after its original issuance and will expire on December 9, 2027.

Exercise Blocker. Exercise of the Class C Warrant is prohibited if, as a result of such exercise, the holder, together with its affiliates and other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Act, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (together with the Pre-Funded Warrant Exercise Blocker and the Warrant Exercise Blocker, the "Beneficial Ownership Blockers").

Exercise Price. The Class C Warrant has an exercise price equal to $45.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations or reclassifications affecting the Common Stock.

Fundamental Transaction. If a Fundamental Transaction (as defined in the Class C Warrant) occurs while a Class C Warrant is outstanding, then upon any subsequent exercise of the Class C Warrant, the holder thereof has the right to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the Class C Warrant (without regard to any limitations on exercise).

Rights as a Stockholder. Except as otherwise provided in the Class C Warrant or by viture of the holder's ownership of Common Stock, the holder of a Class C Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Class C Warrant.

Registration Rights Agreements

References to and descriptions of the registration rights agreements set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the registration rights agreements that are attached hereto as Exhibits F through K and incorporated by reference herein.

The Reporting Persons have entered into resale registration rights agreements with the Issuer pursuant to which the Issuer agreed to file registration statements covering the resale, by the Reporting Persons, of certain shares of Common Stock held by the Reporting Persons and to use commercially reasonable efforts to cause such registration statements to remain effective until such time as all such shares of Common Stock have been sold or no longer qualify as registrable securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement
Exhibit B August 2025 Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 12, 2025)
Exhibit C Form of Pre-Funded Warrant (incorporated by reference from Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 12, 2025)
Exhibit D Form of Warrant (incorporated by reference from Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 1, 2022)
Exhibit E Form of Class C Warrant (incorporated by reference from Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 9, 2022)
Exhibit F March 2021 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on March 19, 2021)
Exhibit G November 2021 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on November 5, 2021)
Exhibit H March 2022 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on March 3, 2022)
Exhibit I July 2022 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 1, 2022)
Exhibit J May 2023 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on May 16, 2023)
Exhibit K August 2025 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on August 12, 2025)

## Signatures
- Bain Capital Life Sciences Fund, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/13/2025)
- Bain Capital Life Sciences Fund II, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/13/2025)
- BCIP Life Sciences Associates, LP: /s/ Andrew Hack, Andrew Hack, Authorized Signatory of Boylston Coinvestors, LLC (08/13/2025)
- BCLS II Investco, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/13/2025)
- BCLS I Investco, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (08/13/2025)